# SEC Schedule 13D/A (Amendment No. 43) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OceanPal Inc., CIK 0001869467
CUSIP: Y6430L301
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 01/08/2026
Filed by CIK 0001823719
Persons authorized to receive notices and communications: Ms. Margarita Veniou, Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-9485-360

## Reporting persons
- Semiramis Paliou: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,759,546; sole dispositive power 0; shared dispositive power 7,759,546; aggregate amount beneficially owned 7,759,546 (19.47% of the class)
- Tuscany Shipping Corp. (CIK 0001823719): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 4 Sweet Dreams S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,759,546; sole dispositive power 0; shared dispositive power 7,759,546; aggregate amount beneficially owned 7,759,546 (19.47% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: OceanPal Inc.
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Comment:
This Amendment No. 43 (the "Amendment No. 43") to the Schedule 13D amends the statement on Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (the "Commission") on December 10, 2021 (the "Schedule 13D") as amended on February 2, 2022, February 3, 2023, February 24, 2023, April 28, 2023, July 6, 2023, October 6, 2023, October 16, 2023, October 20, 2023, November 14, 2023, November 22, 2023, December 20, 2023, January 11, 2024, January 19, 2024, February 7, 2024, February 22, 2024, March 6, 2024, March 14, 2024, March 28, 2024, April 11, 2024, April 17, 2024, April 29, 2024, June 11, 2024, June 26, 2024, August 2, 2024, August 28, 2024, October 1, 2024, October 17, 2024, December 2, 2024, December 23, 2024, February 11, 2025, February 25, 2025, March 11, 2025, April 15, 2025, June 13, 2025, July 11, 2025, July 22, 2025, July 24, 2025, August 1, 2025, September 4, 2025, September 18, 2025, October 1, 2025, and October 30, 2025 filed by the Reporting Persons (as defined below) related to the shares of common stock, par value $0.01 per share (the "Shares"), of OceanPal Inc. (the "Issuer").

This Amendment No. 43 is being filed to report a decrease in the percentage ownership of Shares that the Reporting Persons may be deemed to beneficially own though its ownership of the Issuer's Series C Preferred Stock which may be converted into Shares of the Issuer at the Reporting Persons' option (subject to certain ownership restrictions contained in the Series C Preferred Stock statement of designation, and a Shareholder Covenant Agreement) as a result of the Reporting Persons' sale and tender of its previously held Series D Preferred Stock off-set by a decrease in the Series C Preferred Stock's conversion price.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 43 to the Schedule 13D is being filed on behalf of Semiramis Paliou ("Paliou"), a citizen of Greece, Tuscany Shipping Corp., a Marshall Islands corporation ("Tuscany"), and 4 Sweet Dreams S.A. a Marshall Islands corporation ("4 Sweet Dreams"). Paliou, Tuscany and 4 Sweet Dreams are collectively referred to as the "Reporting Persons" Paliou is the owner of all of the issued and outstanding shares of Tuscany and 4 Sweet Dreams, respectively, and may be deemed to have beneficial ownership of the Shares beneficially owned by Tuscany and 4 Sweet Dreams, respectively.
Residence or business address: The principal business address for the Reporting Persons is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is a citizen of Greece.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of the date hereof, all shares of the Issuer's Series C Convertible Preferred Stock (the "Series C preferred Stock"), granted to the Reporting Persons pursuant to the Issuer's 2021 Equity Incentive Plan, as amended and restated have vested, of which the Reporting Persons own 6,250 shares of Series C Preferred Stock, and in accordance with their terms, have become convertible, at the Reporting Persons' option, giving effect to certain ownership restrictions contained in the Series C Preferred Stock's statement of designation and a Shareholder Covenant Agreement, including that the shares of Series C Preferred Stock shall not be convertible into the Issuers' Shares to the extent that such conversion would result in the Reporting Persons becoming the beneficial owner of more than 49% of the total issued and outstanding Shares, among other restrictions.

As partial consideration for the Issuer's purchase of the m/v Baltimore and m/v Melia from Diana Shipping Inc. ("Diana Shipping"), the Issuer issued shares of its 7.0% Series D Cumulative Convertible Perpetual Preferred stock (the "Series D Preferred Stock") to Diana Shipping. Diana Shipping exercised its right to convert shares of the Series D Preferred Stock into shares of the Issuer's Shares in accordance with the Statement of Designations defining the rights, terms and preferences of the Series D Preferred Stock. Diana Shipping distributed on December 15, 2022 and June 9, 2023, respectively, all of the common shares issued upon the conversion of certain shares of Series D Preferred Stock to its common shareholders (other than those electing to receive shares of Series D Preferred Stock) of record as of the respective distribution record dates (the "Record Dates"), on a pro rata basis (both distributions referred to as the "Distributions"). In connection with the Distributions, Diana Shipping allowed its common shareholders of record as of the Record Date to elect to receive the number of shares of Series D Preferred Stock allocable to such shareholder instead of the Shares.

The Reporting Persons, as common shareholders of Diana Shipping as of the Record Dates, elected to receive their Diana Shipping distribution in shares of Series D Preferred Stock. The Reporting Persons may be deemed to have beneficial ownership of Shares through their ownership of Series D Preferred Stock which may be converted into common shares at the Reporting Persons' option, subject to certain ownership restrictions contained in the Series D Preferred Stock's statement of designation, including that shares of the Series D Preferred Stock shall not be convertible into the Issuers' common shares to the extent that such conversion would result in the Reporting Persons becoming the beneficial owner of more than 49% of the total issued and outstanding common Shares.

Pursuant to a share purchase agreement dated October 15, 2024 (the "Share Purchase Agreement"), Tuscany purchased shares of Series D Preferred Stock from Abra Marinvest Inc. for due consideration.

On October 28, 2025, 2,196,078 shares of common stock were issued to the Reporting Persons in conjunction with the Issuer's PIPE transaction.

On December 1, 2025, the Reporting Persons sold 2,395 shares of Series D Preferred Stock to the Issuer pursuant to a promissory note.

The Reporting Persons tendered, and the Issuer accepted to purchase8,348 shares of their Series D Preferred Stock in the Issuer's tender offer filed with the SEC on December 3, 2025, as amended thereafter.

## Item 4. Purpose of Transaction
Purpose of transaction:
As of October 28, 2025, Paliou resigned as a director and the Chairperson of the Board of Directors and the Executive Committee of the Issuer and as such no longer has influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Shares in connection with the Issuer's equity awards and the Series D Preferred Stock in connection with the Distributions and the Share Purchase Agreement as described herein solely for investment purposes. The Reporting Persons, at any time and from time to time, may acquire additional Shares, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Shares they then own depending upon an ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others. In addition, the Reporting Persons are in contact with members of the Issuer's management, the other members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of January 8, 2026, the Issuer had 34,300,471 Shares outstanding. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Tuscany is the record holder of (i) 0 shares of Series D Preferred Stock, convertible into an aggregate of 0 Shares, representing 0% of the Issuer's issued and outstanding Shares which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of the Shares through her control of Tuscany. 4 Sweet Dreams is the holder of 6,250 shares of Series C Preferred Stock, convertible into an aggregate of 5,563,468 Shares, representing 13.96% of the Issuer's issued and outstanding Shares, both of which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of the Shares through her control of 4 Sweet Dreams, and (iii) 2,196,078 shares of common stock, representing 5.51% of the Issuer's issued and outstanding Shares. Therefore, Paliou may be deemed to, indirectly, beneficially own 7,759,546 Shares, representing 19.47% of the Issuer's issued and outstanding Shares.

Tuscany has the sole power to vote or direct the vote of 0 shares and has the shared power to vote or direct the vote of 0 Shares. 4 Sweet Dreams has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 7,759,546 Shares. Paliou has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 7,759,546 Shares.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein, no transactions in the Shares were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On October 28, 2025, the Reporting Persons sold 1,200 shares of the Issuer's Series E Preferred Stock (the "Series E Preferred Stock") to certain purchasers including Salvatore Ternullo, the Issuer's Co-CEO and Chairman of the Board, pursuant to certain Stock Purchase Agreements with each purchaser.

On October 24, 2025, the Reporting Persons entered into a Shareholder Covenant pursuant to which as a condition to the Shares received from the Issuer on October 28, 2025, the Reporting Persons agree that they shall not exercise their right to convert all or any portion of the shares of Series C Preferred Stock or Series D Preferred Stock owned by them or transfer all or any portion of the Series C Preferred Stock or Series D Preferred Stock owned by them, except in each case with the Issuer's prior written consent.

On December 1, 2025, the Reporting Persons sold 2,395 shares of Series D Preferred Stock to the Issuer pursuant to a promissory note.

The Reporting Persons tendered, and the Issuer accepted to purchase 8,348 shares of their Series D Preferred Stock in the Issuer's tender offer filed with the SEC on December 3, 2025, as amended thereafter.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A Joint Filing Agreement (previously filed).

## Signatures
- Semiramis Paliou: /s/ Semiramis Paliou, Semiramis Paliou (01/26/2026)
- Tuscany Shipping Corp.: /s/ Semiramis Paliou, Semiramis Paliou, Authorized Representative (01/26/2026)
- 4 Sweet Dreams S.A.: /s/ Semiramis Paliou, Semiramis Paliou, Authorized Representative (01/26/2026)